FEDERAL HOME LOAN BANK OF NEW YORK
Statements of Income (Unaudited) ($ in thousands)
	Year Ended December 31
	2005	2004
INTEREST INCOME
Advances	$2,174,948	$1,247,568
Interest-bearing deposits	193,668	61,096
Federal funds sold	97,547	16,434
Available-for-sale securities	19,519	7,797
Held-to-maturity securities	566,009	545,660
Mortgage loan participations, including fees	69,312	48,291
Loans to other FHLBanks	9	78
Other	33	48

Total interest income	3,121,045	1,926,972

INTEREST EXPENSE
Consolidated obligations	2,660,796	1,631,221
Deposits	62,237	21,913
Other borrowings	163	145
Other	2,876	5,201

Total interest expense	2,726,072	1,658,480

NET INTEREST INCOME	394,973	268,492

Provision for credit losses on mortgage loans	75	—

NET INTEREST INCOME AFTER PROVISION FOR
CREDIT LOSSES	394,898	268,492

OTHER INCOME
Service fees	4,666	4,751
Net gain (loss) on derivatives and hedging activities	(9,466)	8,274
Other, net	(13,056)	(4,059)
Total other income	(17,856)	8,966

OTHER EXPENSES
Operating	59,069	51,103
Finance Board and Office of Finance	5,506	4,812

Total other expenses	64,575	55,915

INCOME BEFORE ASSESSMENTS	312,467	221,543

Affordable Housing Program	25,878	18,643
REFCORP	57,540	40,319

Total assessments	83,418	58,962

Cumulative effect of change in accounting principle	1,109	(1,305)

NET INCOME	$230,158	$161,276

Certain amounts in 2004 have been reclassified to conform to the 2005 presentation.